SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           Schedule 13G

              Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                        HON INDUSTRIES Inc.
                         (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           438092 10 8
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 Pages

CUSIP No.    438092 10 8		    13G          Page 2 of 4 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Stanley M. Howe              SSAN:  ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
                                             (a)
                                             (b)
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

NUMBER      5  SOLE VOTING POWER
OF             1,929,509
SHARES           664,014 (spouse)
BENEFI-
CIALLY      6  SHARED VOTING POWER
OWNED BY         394,632
EACH
REPORT-     7  SOLE DISPOSITIVE POWER
ING            1,929,509
PERSON           664,014 (spouse)
WITH
            8  SHARED DISPOSITIVE POWER
                 394,632

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
       2,988,155

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.88 Percent

12 TYPE OF REPORTING PERSON*
       IN

*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G                                  Page 3 of 4 Pages



Item 1(a).  Name of Issuer:         HON INDUSTRIES Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    414 East Third Street
                    Muscatine, Iowa 52761

Item 2(a).  Name of Person Filing:  Stanley M. Howe

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:          414 East Third Street
                                Muscatine, Iowa 52761

Item 2(c).  Citizenship:      U.S.A.

Item 2(d).  Title of Class of Securities:     Common Stock

Item 2(e).  CUSIP Number:     438092 10 8

Item 3.  Rule 13d-1(b) Entity:     Not Applicable.

Item 4.  Ownership as of December 31, 1998:

    (a)  Amount Beneficially Owned:           2,988,155

    (b)  Percent of Class:                    4.88 Percent

    (c)  Number of shares as to which such
         person has:

         (i)  sole power to vote or to
              direct the vote.                1,929,509
                                                664,014 (spouse)

        (ii)  shared power to vote or to
              direct the vote.                  394,632

       (iii)  sole power to dispose or to
              direct the disposition of.      1,929,509
                                                664,014 (spouse)

        (iv)  shared power to dispose or
              to direct the disposition of.     394,632

SCHEDULE 13G                                   Page 4 of 4 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 7, 1999.


/s/ Stanley M. Howe
Stanley M. Howe